







THE REDBUD GROUP

Building Homes in Greater Charlotte Area

redbudgroup.com Charlotte, NC

Highlights

1. The Redbud Group has been building homes in the Charlotte area through Broadtail Homes.
2. Built and sold five homes already for profit.
3. Two additional homes Under Contract or fielding offers.
4. Sixteen homes in the pipeline to close out 2026 and begin 2027.

Team

Trent Corbin SPV Voting Proxy

Gina Scott

Brijal Shah

Vernes Maslesa

Pitch Deck

Broadtail Homes + The Redbud Group Investment Opportunity
Build together. Benefit together.

Memo

The Company operates in the Charlotte, North Carolina residential construction market, one of the fastest-growing metropolitan areas in the southeastern United States. Driven by continued population growth, corporate relocations, and expanding economic development, the Charlotte region has experienced sustained demand for new housing across a variety of price points. The Company focuses on identifying and developing residential construction opportunities that address the needs of homebuyers seeking quality housing in desirable communities throughout the greater Charlotte area.

The Company's business model centers on the acquisition, development, and construction of residential properties designed to meet local market demand. By leveraging industry relationships, construction expertise, and knowledge of the Charlotte housing market, the Company seeks to efficiently manage project costs and timelines while delivering homes that align with consumer preferences and regional growth trends. Management believes the continued expansion of the Charlotte metropolitan area provides a favorable environment for long-term residential development opportunities.